EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED OP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Quarter ended
	March 24, 2006	March 25, 2005
Income (loss) from continuing operations before income taxes	$28	$(10)
Add (deduct):
Fixed charges	109	130
Capitalized interest	(1)	(1)
Amortization of capitalized interest	1	1
Minority interest in consolidated affiliates	4	4
Equity in (earnings) losses related to certain 50% or less owned affiliates	(1)	4
Distributions from equity investments	1	1
Distributions on preferred OP units	(6)	(8)

Adjusted earnings	$135	$121

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$91	$109
Capitalized interest	1	1
Distributions on preferred OP units	6	8
Portion of rents representative of the interest factor	11	12

Total fixed charges and preferred OP unit distributions	$109	$130

Ratio of earning to fixed charges and preferred OP unit distributions	1.24	—
Deficiency of earnings to fixed charges and preferred OP unit distributions	$—	$(9)